Mail Stop 4561

June 19, 2007

Sanford H. Barber
President and Chief Executive Officer
WES Consulting, Inc.
4801 96th Street N.
St. Petersburg, Florida 33708

Re: **WES Consulting, Inc.**
        Second Amendment to Registration Statement on Form SB-2
        Filed June 6, 2007
        File No. 333-141022

Dear Mr. Barber:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note your statement that WCI's common stock is presently not traded on any market or securities exchange and therefore you have fixed the price "until our offering period ends." Please revise to disclose that you have fixed the price for the duration of the offering or disclose when the offering period ends.

Plan of Distribution, page 9

2. We note your response to comment 2 that you believe that the selling stockholders meet the definition of "underwriter" in Section 2(11) of the Securities Act of 1933. However, please clarify why you believe they meet this definition. In this connection, we note your disclosure that as underwriters the selling securityholders must furnish brokers and dealers with copies of the prospectus. We note also that the selling shareholders may sell in privately negotiated transactions. Please revise to disclose that they will provide investors copies of the prospectus in privately negotiated transactions. Further, we note that the selling shareholders are comprised of over 25 non-sophisticated shareholders. Please tell us what steps you have taken to inform these investors that they are named as statutory underwriters and what information you have given them regarding the consequences to them of the assumption of underwriter liability in connection with sales under this registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at 202-551-3495 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Diane J. Harrison, Esq. (*via facsimile*)
        Harrison Law, P.A.